SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

February 6, 2004

Twin Butte Energy Ltd.

(formerly named AltaRex Corp.)
 Commission File No. 000-29574
(Translation of registrant’s name into English)

Suite 1050, 1075 West Georgia Street
Vancouver, British Columbia V6E 3C9
(Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F __

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1034.

Yes __	No X

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A

Exhibit Number	Exhibit

1	Material Change Report dated February 3, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TWIN BUTTE ENERGY LTD
(formerly named AltaRex Corp.)

Dated: February 6, 2004	By: (signed) Richard Wlodarczak
Name: Richard M. Wlodarczak
Title: President

Exhibit Index

Exhibit Number	Exhibit

1.	Material Change Report dated February 3, 2004

MATERIAL CHANGE REPORT

SECTION 146(1) OF THE SECURITIES ACT (ALBERTA)
SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)
SECTION 84(1) OF THE SECURITIES ACT (SASKATCHEWAN)
THE SECURITIES ACT (MANITOBA)
SECTION 75(2) OF THE SECURITIES ACT (ONTARIO)
SECTION 73 OF THE SECURITIES ACT (QUEBEC)
SECTION 81(2) OF THE SECURITIES ACT (NOVA SCOTIA)
SECTION 76(2) OF THE SECURITIES ACT (NEWFOUNDLAND)
SECURITY FRAUDS PREVENTION ACT (NEW BRUNSWICK)
SECURITIES ACT (PRINCE EDWARD ISLAND)

ITEM 1	Reporting Issuer

Twin Butte Energy Ltd. Suite 1050, 1075 West Georgia Street Vancouver, B.C. V6E 3C9

ITEM 2	Date of Material Change

February 3, 2004

ITEM 3	Press Release

Press Release dated February 4, 2004 was issued and disseminated on February 4, 2004 and filed that same date on SEDAR.

ITEM 4	Summary of Material Change

Twin Butte Energy Ltd. (successor of AltaRex Corp.), jointly with AltaRex Medical Corp. announced the completion of the plan of arrangement involving AltaRex Corp. (“AltaRex”), AltaRex Medical Corp. (“AMC”) and Nova Bancorp Investments Ltd. (“Bancorp”) approved by the securityholders of AltaRex at its Special Meeting of the Securityholders held on February 2, 2004.

ITEM 5	Full Description of Material Change

AMC and Twin Butte Energy Ltd. jointly announced that the plan of arrangement (the “Arrangement”) involving AltaRex, AMC and Bancorp has been successfully completed.

The transaction, which was originally announced on December 3, 2003, was approved by the securityholders of AltaRex at a special meeting held on February 2, 2004. The final order of the Court of Queen’s Bench of Alberta was granted on February 3, 2004 and the Arrangement became effective the same day.

Pursuant to the Arrangement, AltaRex has been transformed into an oil and gas exploration, development and marketing company named Twin Butte Energy Ltd. (“Twin Butte”) with the occurrence, among other things, of the following:

•	the transfer of AltaRex’s biotechnology assets, together with all associated contractual obligations and liabilities, to AMC;

•	Bancorp subscribed for $4,770,985 principal amount of 10% convertible demand notes of AltaRex, convertible into non-voting shares of Twin Butte at a ratio of 2,583 non-voting shares per $1,000 of principal;

•	AltaRex subscribed for 12,746,935 AMC shares for $5.045 million in cash less a holdback of $50,000;

•	AltaRex’s outstanding stock options and warrants were cancelled and terminated and cease to represent any right or claim whatsoever, and new AMC options and warrants were issued in their place on identical terms;

•	Twin Butte adopted a new stock option plan to govern options granted by Twin Butte after February 3, 2004;

•	AMC adopted a stock option plan to govern options granted by AMC after February 3, 2004.

Immediately following the completion of the Arrangement, a private placement by Bancorp of $1,379,015 in consideration for 3,500,026 Twin Butte new common shares was completed representing 40% of the voting shares of Twin Butte.

Pursuant to the Arrangement, each 10 common shares of AltaRex outstanding at the close of business on February 2, 2004 are deemed to be exchanged for one “new” voting common share of Twin Butte and 10 voting common shares of AMC with the following two exceptions:

1)	AltaRex shareholders holding 151 to 1000 AltaRex common shares will receive, instead of the Twin Butte shares to which each shareholder would have otherwise been entitled to receive, an amount equal to $0.05 per AltaRex common share held and will receive one AMC share for each AltaRex common share held.

2)	Each AltaRex shareholder who holds 150 common shares or less, will receive an aggregate cash payment equal to $0.55 per share instead of the Twin Butte and AMC shares to which each shareholder would have otherwise been entitled.

AMC has been conditionally approved for listing on the Toronto Stock Exchange (“TSX”) under the symbol “ALT”. It is anticipated that AMC shares will begin trading by no later than February 9, 2004.

AMC will carry on substantially the same business that AltaRex did before the Arrangement – AMC will own all of AltaRex’s existing assets relating to the biotech business and, AMC will otherwise be executing the same business plan going forward, with the board of directors and management of AMC being comprised of exactly the same individuals who were the directors and management team of AltaRex.

Twin Butte is actively recruiting a new management team with appropriate experience in the oil and gas industry. Twin Butte will seek a listing on the TSX, the TSX Venture Exchange (“TSXV”) or the NEX board of the TSXV upon identification of the assets required to facilitate its business.

The common shares of AMC and Twin Butte will be distributed, in due course, to registered holders of AltaRex common shares. If the holder is a beneficial holder of AltaRex common shares (i.e. held through a brokerage account), the brokerage will be responsible for allocating shares of AMC and Twin Butte.

ITEM 6	Reliance on Section 146(2) of the Securities Act (Alberta) (or similar provisions of the other jurisdictions where this report is being filed)

None

ITEM 7	Omitted Information

Not Applicable

ITEM 8	Senior Officers

For further information, please contact Richard Wlodarczak President (604) 891-8781

ITEM 9	Statement of the Senior Officer

The foregoing accurately discloses the material change referred to in this report.

This statement is made in the city of Vancouver, in the Province of British Columbia, on the 5th day of February, 2004.

(signed) Richard Wlodarczak
Richard Wlodarczak, President